Putnam Premier Income Trust, as of July 31, 2012, annual shareholder report

77L New Accounting pronouncements

In May 2011, the Financial Accounting Standards Board FASB issued Accounting Standards Update (ASU) 2011 04 Fair Value Measurements and Disclosures Topic 820 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011 04 amends FASB Topic 820 Fair Value Measurement and seeks to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. ASU 2011 04 is effective for fiscal years and interim periods beginning after December 15, 2011. The application of ASU 2011 04 did not have a material impact on the funds financial statements.

In December 2011, the FASB issued ASU No. 2011 11 Disclosures about Off setting Assets and Liabilities. The update creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either off set in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of ASU 2011 11 and its impact, if any, on the funds financial statements.